working together to create brands people


love

Interim Report 2002

Underlying earnings up 13% at constant currency continuing a consistent trend of double-digit earnings growth

Strong contribution from a more profitable mix and increased efficiencies

Overall volumes up 6%

Acquisitions strengthen existing businesses and extend participation in higher growth categories

Cadbury Schweppes


Jelibon
TAMTAM
GUMMY ANIMALS WITH FRUIT JUICE


Olips
Bubble
SOFT GUM
Junior

Contents


SUGAR FREE
relax
WHITE
Bicarbonate


olite
SUGAR FREE
MENTHOL
EUCALYPTUS

This page: Cadbury Schweppes acquired a majority interest in Kent, Turkey's leading sweets manufacturer, gaining brands such as Jelibon, Relax, Olips and Olite in February 2002. **Facing page:** The Group's beverages portfolio expanded through the purchase of carbonated grapefruit brand Squirt in Mexico in February 2002 and premium juice brand Nantucket Nectars in the US in March 2002.

Cadbury Schweppes is a major international beverage and confectionery company.

Today, we employ over 40,000 people and our products are available in almost 200 countries around the world.


Squirt
El de toronja

Half Year Highlights

	2002	2001	% change
Sales (£m)†	**2,354**	2,200	+7
Underlying Operating Profit* (£m)	**429**	400	+7
Underlying Profit before Tax* (£m)	**386**	351	+10
Underlying EPS* (pence)	**12.9**	11.5	+12
Dividends per share (pence)	**3.5**	3.35	+4.5

*Before restructuring costs, goodwill amortisation and disposal gains/losses
† See note 1a to the accounts


Nantucket Nectars
Orange Mango
Nantucket Nectars
Cranberry Apple
Nantucket Nectars
Authentic Lemonade

"The business performed soundly in the first half and we are on track to meet earnings and cash flow targets for the full year.





Overall, profits and earnings delivery in the first half were in line with expectations.


Cadbury
dream

"Real white chocolate, wicked taste" – Cadbury Dream has been launched in New Zealand, Australia, Canada and the UK.

Underlying profits before tax were up 10% to £386 million and underlying earnings per share rose by 12% to 12.9 pence or 13% excluding the impact of movements in exchange rates.

Efficiency has played a greater role in the delivery of these interim results with particularly strong gains from reduced supply chain costs across the business. We also benefited from strong, profitable volume growth from our main developed market confectionery businesses as well as good growth in higher margin product categories such as chewing gum in France.

Like-for-like sales grew 3% assisted particularly by favourable mix changes.

Volumes grew 6% of which the great majority was contributed by acquisitions. Like-for-like volumes were marginally up and below our medium term target for the business. There are two main contributory factors. The first is North America Beverages where, after an encouraging start to the year, volumes in the second quarter, particularly late May and June, were lower than expected. As a consequence, first half beverage volume performance overall was marginally down. Secondly, our volumes in developed confectionery markets were up 2% but this was diluted to an overall 1% growth for confectionery by operations in emerging markets, mainly the impact of a 40% fall in Argentinean volumes.

Efficiency has played a greater role in the delivery of these interim results with particularly strong gains from reduced supply chain costs across the business.


ORANGINA

Orangina, a national brand icon in France, was acquired in October 2001.

Overall our beverage businesses performed soundly, producing solid profit results. In North America Beverages, the softer volumes were offset by strong efficiency gains driven by lower supply chain costs. Marketing investment was maintained. Elsewhere, our Europe Beverage businesses produced another good profit performance and we achieved particularly strong gains in Mexico. In Australia, half year profits were slightly ahead of last year.

Our acquisitions programme in recent years has contributed consistently to earnings growth and value creation and we are confident of securing further value creating deals.

Confectionery results were good. We are very encouraged by the performance of our UK confectionery business and the continued progress being made in Australia and New Zealand. We have invested considerable resources in revitalising these businesses in recent years and the positive results are a welcome testament to the efforts of all involved.

We have continued to make acquisitions which will bolster existing businesses and build our participation in higher growth segments of the confectionery and beverage markets. This year we have acquired:

- The branded chewing gum business of Dandy, a leading gum business in Northern Europe and Russia and a strong complement to our Hollywood operation in France and our chocolate business in Russia. We will be the No. 2 Gum business in Europe when the deal closes.
- Over 60% shareholding in Kent, the leading sugar confectionery business in Turkey.
- Squirt, a significant carbonated soft drink (CSD) brand in Mexico (which we also own in North America).
- Nantucket Nectars, a super premium juice and juice drink brand in the US which complements Snapple's range of teas and fruit based drinks.

All acquisitions made last year, most significantly La Casera in Spain and Orangina in France, are performing in line with or ahead of expectations.

Outlook

The business performed soundly in the first half and we are on track to meet our earnings and cash flow targets for the full year.

We expect volumes for our North America Beverage business to be broadly flat in the second half of 2002 despite any initial disruption associated with the transfer of certain brands, most notably 7 UP, into the independent bottling system (IBS).

Over the longer term, these brand transfers provide us with significant opportunity to develop further a secure and committed route to market for our beverage brands in the US market. This focus will facilitate long-term growth in line with our previous experience of such moves.

We are also confident that the growth of key brands such as Dr Pepper coupled with further significant cost reduction opportunities in the supply chain will enable us to grow profits in the region in line with expectations over the long-term.

Our developed market confectionery operations have been significantly restructured in recent years with efficiency gains being reinvested in accelerating the rate of top line growth. The first half results benefited strongly from the strengthening performance from these markets and we expect this to continue into the foreseeable future. Emerging markets remain a key long-term opportunity for the Group and we will continue to build our presence in existing and new markets.

Corporate Social Responsibility

The international chocolate and cocoa industry is part of a global alliance, in which we are playing a full part, working towards the goal of eliminating abusive child labour practices in the growing and processing of cocoa. A number of binding agreements have been undertaken in the last twelve months to establish appropriate processes and, importantly, the industry has contributed to the funding of independent surveys of child labour practices in West Africa. Industry and its partners are also planning a programme of pilot projects to be implemented across five countries in West Africa in time for the autumn cocoa harvest to test possible solutions to counter child exploitation. The end objective is the implementation of a means of credible public certification by July 2005 that cocoa is grown and processed without abusive child labour practices.

Dividend

The Board has declared an interim dividend of 3.5 pence, up from 3.35 pence in 2001. This will be paid on 18 October 2002 to Ordinary Shareholders on the Register at the close of business on 26 July 2002.

Derek Bonham
Chairman

John Sunderland
Chief Executive Officer

The results benefited from a more profitable mix and increased efficiencies.



North America Beverages

Sales rose by 6% to £852 million and underlying trading profit by 8% to £248 million. Excluding the impact of exchange rate movements and acquisitions, sales and underlying trading profit rose by 1% and 8% respectively.

This profit growth was driven by a significant reduction in supply chain costs across the region. Total volume was up 4%, all from acquisitions. After a reasonable start to the year, a more challenging second quarter led to like-for-like volumes down 0.6% in the first half. A number of factors contributed to this softer result. Many of these related to distribution of our brands in the Pepsi system and included losses of fountain volumes in a few key accounts, and the termination of distribution agreements for 7 UP and Hawaiian Punch by a number of Pepsi affiliated bottlers. These factors had a 1% adverse impact on total North America first half volumes.

Dr Pepper volumes are beginning to benefit from new and more aggressive marketing aimed at both core users and traditionally low per capita, including ethnic, consumers. Recent performance has been encouraging. Red Fusion was launched in early July, the first new product in the Dr Pepper stable since Diet Dr Pepper was introduced in 1992. Red Fusion is a blend of Dr Pepper with a number of other flavours, which appeals to a wide demographic audience. It has received strong bottler support in all systems.

In still drinks, while overall premium beverage volumes were marginally down for the first half, core Snapple case volumes were up 2%. Clamato continues to perform well and Hawaiian Punch growth through the Mott's system remains at a high level driven both by the core flavours and the launch of a new variant, Green Berry Rush. Deja Blue water, to which Dr Pepper/Seven Up has royalty free rights outside

Dr Pepper **volumes** are beginning to benefit from new and more **aggressive marketing** aimed at both **core users** and traditionally low per capita, including ethnic, consumers.

Since 1885, Dr Pepper has offered a unique taste which Americans love.


Dr Pepper

Dr Pepper/Seven Up Bottling Group territories, is being rolled out through the rest of the IBS.

Europe Beverages

Sales in the Europe Beverages region rose by 51% to £324 million and trading profit by 48% to £50 million. Adjusting for the impact of exchange rates, acquisitions and disposals, sales grew by 2% and underlying trading profit by 13%.

In France we saw good growth in fruit carbonates and still drinks, the latter led by Oasis, our leading children's brand. Orangina performed well with branded volumes ahead during the first half.

Results at Cadbury Trebor Bassett were **excellent**, with good **growth** in both volume and **profit** during the first half.

We have also started consultation with the Works Councils on the merger of Orangina and Schweppes France.

In Spain, while the soft drinks market had a slow start to the year, the on-going efficiency programme drove a healthy increase in profits. Integration of the La Casera business is on schedule. Mexico had a very strong first half with a 13% sales increase, excluding acquisitions, led by our water brand, Penafiel, and the relaunch of Orange Crush.

Europe Confectionery

Sales increased by 2% to £654 million, excluding exchange rate movements. Underlying trading profit rose by 13% to £96 million, up 14% excluding exchange.

We saw strong performances from our core markets, but a weaker performance from some of our smaller, less profitable markets, mainly Germany and Spain.

Results at Cadbury Trebor Bassett were excellent, with good growth in both volume and profit during the first half. We have made good share gains during 2002, driven by strong innovation in our chocolate range and increasing distribution and availability. Marketing investment was ahead by 6%, including strong support for the Commonwealth Games which start on 25 July. Recent innovation includes Brunch Bar, a cereal bar with Cadbury chocolate, launched in mid 2001, which is the UK's second best selling cereal bar and Dream, our adult white chocolate product, which has significantly outsold every other new product in the confectionery sector this year.

In France, our development of Hollywood gum through the growing sugar-free sector continues to bear fruit with our share of the sugar-free sector now at 32%. A more profitable volume mix and efficiency benefits contributed to a healthy overall profits result. Poland had a more difficult second quarter as the economy weakened but share gains were made in chocolate and profits benefited from a favourable product mix and reduced costs. Russia broke even in the first half with improvements in product mix and raw material costs.


NEW

Launched in Australia in 1999, Cadbury Breakaway is a delicious and innovative light crisp creamy wafer finger smothered with Cadbury's Dairy Milk Chocolate.

Americas Confectionery

Sales fell by 16% to £107 million whilst underlying trading profit was down by £5 million. Excluding the impact of exchange and acquisitions, sales were 1% down year-on-year and trading profit was down 35%.

Good performances from Canada and the US were masked by the economic turmoil in Argentina. After a difficult 2001,

	Half Year (Unaudited) 2002 £m	Half Year (Unaudited) 2001 restated £m	% change As reported	% change At constant exchange rates
Turnover	2,354	2,200	7	9
Trading Profit*	401	372	8	9

Turnover



Trading Profit*



Half Year (Unaudited)	Turnover 2002 £m	Turnover 2001 restated £m	Trading Profit* 2002 £m	Trading Profit* 2001 £m
North America Beverages	852	806	248	229
Europe Beverages	324	215	50	34
Europe Confectionery	654	641	96	85
Americas Confectionery	107	126	8	14
Asia Pacific	290	272	38	39
Africa, India and Middle East	123	136	14	13
Central Costs and Other	4	4	(53)	(42)

*Before restructuring costs, goodwill amortisation and disposal gains/losses


SANS
SUCRE
HOLLYWOOD
Chewing Gum
Green Fresh

Hollywood leads the chewing gum market in France, one of the biggest markets in the world in terms of per capita consumption.




LEMON
Snapple
ICED TEA

Lemon Tea is just one of 50 flavours on offer by Snapple.

Canadian core volumes were ahead by 5% with share gains in chocolate although overall sales were marginally lower as we withdrew from unprofitable non-core products. Performance at Jaret in the US was strong in part due to the successful launch of Hawaiian Punch candy. At Stani in Argentina, profits were significantly lower due to significantly reduced volumes (40%) and unrecovered raw material increases.

Asia Pacific

Sales in the region were up 7% to £290 million but underlying trading profit was down 2% to £38 million. Excluding the impact of exchange movements and acquisitions, the base business delivered sales growth of 6% and an underlying trading profit decrease of 3%.

Strong growth in volumes and sales in the region were countered by lower profits year-on-year resulting from planned increased investments in consumer marketing and IT, the latter associated with the costs of rolling out our new business system, PROBE, in the second half.

Our Australian and New Zealand confectionery businesses grew volumes 4% during the first half. In Australia we saw market share gains in both the grocery and impulse channels. Our core moulded range remains a key focus with new advertising – Purple Reign – and the launch of new flavours driving 14% volume growth. Trebor 24-7, a range of functional sugar-free sweets and chewing gums in a unique dispenser and manufactured in our Wuxi plant in China, was launched in Australia in the second quarter and has been enthusiastically received.

Our beverage business in Australia grew volumes by 3% despite unseasonally poor summer weather in Victoria, one of its key markets. Market share gains were seen in both grocery and impulse. The integration of the acquisitions made in 2000/2001 has been successfully completed.

Africa, India and Middle East

Sales in the region were down 10% to £123 million while underlying trading profits increased 4% to £14 million. Excluding the impact of exchange and acquisitions, sales and trading profit grew by 9% and 25% respectively.

Our businesses in the Africa, India and Middle East had another good first half. In India, 40,000 new outlets were added and Chocki, a new liquid chocolate in a tube product, was launched very successfully. We achieved double-digit sales and operating profit growth in South Africa and a strong performance in Egypt driven by growth in chocolate.



John Brock
Chief Operating Officer

Acquisitions further strengthened existing businesses and extended our participation in higher growth categories.



Sales at £2.35 billion were 7% higher than last year, representing an increase of 9% at constant exchange rates. Like-for-like base business sales grew 3% and acquisitions, net of disposals, contributed 6% revenue growth. The most significant contributor to growth through acquisitions was the Orangina business in Europe.

Underlying trading profit before restructuring and goodwill amortisation was up 8%. At constant currency the growth was 9%, with base business contributing 6% growth and acquisitions 3%. The adverse impact of currency movements (1%) was driven mainly by weakness in the South African Rand and the Argentinean Peso. The weakening US dollar had no impact on the Group's half year performance, but if current rates prevail there will be some impact on the full year results. The overall trading margin increased fractionally to 17.0%, versus 16.9% reported in the 2001 interim results.

Income from associates at £28 million was £5 million up on last year, due to charges taken in 2001 for our share of associates' restructuring costs. The Group restructuring charge, excluding associates, of £17 million is £3 million higher than last half year. Integration of newly acquired businesses accounted for £9 million of this total, the most significant of which was the integration of the La Casera beverages business in Spain. Goodwill amortisation at £25 million is up on last half year, reflecting the acquisition activity within the Group over the last twelve months. Despite this activity, interest at £43 million is well down on last half year, mainly driven by lower interest rates.

Underlying earnings per share at 12.9p were 12% up on last half year. At constant exchange rates underlying EPS was up 13%, in line with our stated double-digit earnings growth target. Acquisitions delivered 2% growth and the base business 11%.

Marketing Expenditure

Marketing expenditure for the first half was £267 million, an increase of 7% over last half year and an increase of 9% at constant exchange rates. This represents a marketing to net sales ratio of 11.4%, which is in line with last year's interim results, despite the changing mix of the Group's portfolio following recent acquisitions, which have a lower level of relative investment versus the Group average.

Cash Flow

The outflow of funds in the first half reflects the seasonality of the Group's businesses, and for the full year the Group remains committed to its free cash flow target of £300 million.

Net capital expenditure of £98 million for the half year is significantly higher than in previous years. This reflects a number of capacity and efficiency based projects being undertaken throughout the Group and also the initial implementation of new business systems based on a single global operating platform (Project PROBE).

Acquisitions and Disposals

In the half year ending 16 June, the Group acquired the Squirt beverage business in Mexico, a controlling interest in the Kent sugar confectionery business in Turkey and the Nantucket Nectars business in the US. Additionally we lifted our shareholding in the Cadbury India business from 51% to 90% and took our interest in the Cadbury Nigeria business to 46% (previously 40%). The Group also announced the proposed acquisition, subject to regulatory approval, of the Dandy chewing gum business on 27 June.

Adoption of US Accounting Standards

In May we announced that, beginning with these interim results, we would be adopting, for UK accounting purposes, the new US accounting standards related to the treatment of sales incentives and marketing promotion costs (see Note 1a to the accounts). This does not affect profit, cash flow or earnings and has also been adopted widely by our peer group.

David Kappler
Chief Financial Officer

Group Profit and Loss Account
Recognised Gains and Losses

Group Profit and Loss Account for the 24 weeks ended 16 June 2002

Year 2001 restated £m	Notes		Half Year (Unaudited) 2002 £m	Half Year (Unaudited) 2001 restated £m
4,960		**Turnover**	**2,354**	2,200
		Operating costs		
(4,030)		Trading expenses	**(1,953)**	(1,828)
(46)		Goodwill amortisation	**(25)**	(20)
(53)	2	Major restructuring costs	**(17)**	(14)
(4,129)			**(1,995)**	(1,862)
831		**Trading Profit**	**359**	338
57	2	Share of operating profit in associates	**28**	23
888		**Total Operating Profit including Associates**	**387**	361
31	3	Profit on sale of subsidiaries and investments	**5**	2
919		**Profit on Ordinary Activities before Interest**	**392**	363
(106)	4	Net interest	**(43)**	(49)
813		**Profit on Ordinary Activities before Taxation**	**349**	314
(241)	5	Taxation on profit on ordinary activities	**(111)**	(100)
572		**Profit on Ordinary Activities after Taxation**	**238**	214
(5)		Equity minority interests	**(1)**	(2)
(25)		Non-equity minority interests	**(11)**	(11)
542		**Profit for the Financial Year**	**226**	201
(222)		Dividends paid and proposed to Ordinary Shareholders	**(70)**	(70)
320		**Profit Retained for the Financial Year**	**156**	131
pence	6	**Earnings per Ordinary Share of 12.5p**	pence	pence
27.0		Basic	**11.3**	10.0
26.7		Diluted	**11.2**	9.9
30.0		Underlying	**12.9**	11.5
11.0		**Dividends per Ordinary Share**	**3.50**	3.35

Recognised Gains and Losses for the 24 weeks ended 16 June 2002

Year 2001 £m		Half Year (Unaudited) 2002 £m	Half Year (Unaudited) 2001 restated £m
	Statement of Total Recognised Gains and Losses		
542	Profit for the period	**226**	201
–	Currency translation differences	**(13)**	157
(3)	Writedown of previously revalued assets	**–**	–
539	**Total Recognised Gains and Losses in the period**	**213**	358
(88)	Prior year adjustment		(88)
451	**Total Recognised Gains and Losses since the last Annual Report**		270

Group Balance Sheet
Reconciliation of Movements in Shareholders' Funds

Group Balance Sheet at 16 June 2002

Year 2001 £m	Notes		Half Year (Unaudited) 2002 £m	Half Year (Unaudited) 2001 restated £m
		Fixed Assets		
3,721		Intangible assets and goodwill	**3,885**	3,364
1,209		Tangible assets	**1,282**	1,131
555		Investments	**548**	491
5,485			**5,715**	4,986
		Net Current Assets/(Liabilities)		
487		Stocks	**574**	508
996		Debtors	**1,066**	980
(1,756)		Creditors	**(1,630)**	(1,475)
(273)			**10**	13
		Other Liabilities		
(1,637)	7	Net borrowings	**(2,003)**	(1,504)
(392)		Provisions for liabilities and charges	**(381)**	(326)
3,183		**Net Assets**	**3,341**	3,169
		Capital and Reserves		
256		Called up share capital	**257**	256
1,019		Share premium account	**1,047**	1,018
90		Capital redemption reserve	**90**	90
59		Revaluation reserve	**59**	62
1,456		Profit and loss account	**1,592**	1,429
2,880		**Shareholders' Funds**	**3,045**	2,855
		Minority Interests		
28		Equity minority interests	**26**	30
275		Non-equity minority interests	**270**	284
303			**296**	314
3,183		**Total Capital Employed**	**3,341**	3,169

Reconciliation of Movements in Shareholders' Funds
for the 24 weeks ended 16 June 2002

Year 2001 £m		Half Year (Unaudited) 2002 £m	Half Year (Unaudited) 2001 restated £m
2,545	Shareholders' Funds at the beginning of the year	**2,880**	2,545
539	Total recognised gains and losses for the period	**213**	358
(222)	Dividends to Ordinary Shareholders	**(70)**	(70)
18	New share capital subscribed	**22**	22
2,880	**Shareholders' Funds at the end of the period**	**3,045**	2,855

Group Cash Flow Statement

Group Cash Flow Statement for the 24 weeks ended 16 June 2002

Year 2001 £m	Notes		Half Year (Unaudited) 2002 £m	Half Year (Unaudited) 2001 £m
		Net cash flow from operating activities		
831		Group operating profit	359	338
162		Depreciation	75	71
46		Goodwill amortisation	25	20
(26)		Other non-cash items	(14)	(30)
88		Changes in working capital	(172)	(101)
1,101			273	298
38		**Dividends received from associates**	–	16
		Returns on investments and servicing of finance		
(92)		Interest paid, net	(36)	(45)
(25)		Dividends paid to minority interests	(7)	(12)
(117)			(43)	(57)
(178)		**Taxation**	(99)	(89)
		Capital expenditure and financial investments		
(233)		Net capital expenditure	(98)	(67)
(86)		(Purchase)/Issuance of shares by Employee Trust	11	(23)
(319)			(87)	(90)
		Acquisitions and disposals		
(798)	8	Acquisitions of businesses	(274)	(188)
84	3	Net proceeds from sale of investments, associates and subsidiary undertakings	4	2
(714)			(270)	(186)
(214)		**Dividends paid to Ordinary Shareholders**	(153)	(147)
(403)		**Cash outflow before use of liquid resources and financing**	(379)	(255)
29	7	**Management of liquid resources**	68	(35)
		Financing		
18		Issues of Ordinary Shares	23	22
355	7	Net change in borrowings and other financing	275	240
373		Net cash inflow from financing	298	262
(1)	7	**Decrease in cash**	(13)	(28)

	Free cash flow		
(403)	Cash outflow before use of liquid resources and financing	(379)	(255)
800	Add back: cash flows from acquisitions, disposals and purchase of shares by Employee Trust	259	209
397		(120)	(46)


Spring Valley
APPLE & BLACKCURRANT JUICE
Spring Valley
APPLE JUICE
Spring Valley
MANGO & BANANA NECTAR

Spring Valley is a refreshing juice and nectar brand acquired in Australia in January 2001.

Sales and Trading Profit Analysis

Sales Analysis for the 24 weeks ended 16 June 2002

	Half Year 2002 £m	Half Year 2001 restated £m
North America Beverages	**852**	806
Europe Beverages	**324**	215
Europe Confectionery	**654**	641
Americas Confectionery	**107**	126
Asia Pacific	**290**	272
Africa, India and Middle East	**123**	136
	2,350	2,196
Central	**4**	4
Total Sales	**2,354**	2,200

Trading Profit Analysis for the 24 weeks ended 16 June 2002

	Half Year 2002 £m	Half Year 2001 £m
North America Beverages	**248**	229
Europe Beverages	**50**	34
Europe Confectionery	**96**	85
Americas Confectionery	**8**	14
Asia Pacific	**38**	39
Africa, India and Middle East	**14**	13
	454	414
Central	**(53)**	(42)
Underlying trading profit	**401**	372
Major restructuring costs	**(17)**	(14)
Goodwill amortisation	**(25)**	(20)
Trading profit	**359**	338


TREBOR
MINI
Softmints

By introducing an exciting new packaging format for Trebor Softmints we have attracted new consumers in the mint market.

Notes

1 **Group Accounts**

(a) The half year accounts are prepared on the basis of the accounting policies as set out in the Group's published accounts for the 52 weeks ended 30 December 2001, except:

The Group has adopted for UK reporting purposes recently issued US pronouncements, on classification of certain sales incentives and marketing promotion programmes as a reduction to net sales, rather than as a trading expense. The pronouncements adopted were EITF 00-14, EITF 00-25 and EITF 01-09. The impact of adoption has been to reduce reported net sales by approximately 10% but with no effect on trading profit or net earnings. Comparative information has been restated on a consistent basis.

(b) The 2001 half year results have also been restated to comply with FRS 19, Deferred Tax, which was adopted in the full year Group's accounts for 2001.

(c) The half year accounts are unaudited. The full year figures for 2001 included in this announcement do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985, and have been extracted from the Group's Annual Report and Form 20-F for 2001, a copy of which has been delivered to the Registrar of Companies and on which an unqualified report has been made by the auditors under Section 235 of the Companies Act 1985.

2 **Restructuring Costs**

During the first half of 2002, the Group incurred £17m (2001: £14m) of restructuring costs of which £9m related to integration projects in acquired businesses, the most significant of which was the merging of the La Casera acquisition into the Group. Included within associates is restructuring costs of £nil (2001: £5m).

3 **Profit on Sale of Subsidiaries and Investments**

The disposals taking place in the first half of 2002 were the Group's beverages brands in Indonesia and 25% of the Group's shareholding in Camelot, which reduced the Group's overall holding to 20%.

The only disposal taking place in the first half of 2001 was the Group's beverage brands in Serbia.

4 **Net Interest**

Year 2001 £m		Half Year 2002 £m	Half Year 2001 £m
83	Net interest arising in Group companies	34	39
23	Share of net interest arising in associates	9	10
106		43	49


MALABAR
MALABAR
MALABAR
MALABAR

Malabar, acquired in 2000, is France's leading bubblegum.

5 Taxation

Year 2001 £m		Half Year 2002 £m	Half Year 2001 £m
39	UK	**3**	3
193	Overseas	**103**	92
9	Associates	**5**	5
241		**111**	100

6 Earnings per Ordinary Share

Basic EPS for the half year is calculated on the weighted average of 2,000 million shares in issue during the year (2001 half year: 2,005 million; 2001 full year: 2,005 million). Diluted EPS is calculated on the weighted average of 2,015 million shares (2001 half year: 2,022 million; 2001 full year: 2,028 million) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

Year 2001 £m		Half Year 2002 £m	Half Year 2001 £m
542	Earnings	**226**	201
43	Add: Restructuring costs (net of tax)	**12**	12
46	Add: Goodwill amortisation	**25**	20
(30)	Less: Profit on sale of subsidiaries and investments (net of tax)	**(4)**	(2)
601	**Underlying earnings**	**259**	231

7 Net Borrowings

Net borrowings are made up as follows:

Year 2001 £m		Half Year 2002 £m	Half Year 2001 £m
134	Cash at bank and in hand	**160**	100
(27)	Bank overdrafts	**(61)**	(30)
107	Net cash	**99**	70
323	Liquid resources	**254**	380
(668)	Other short-term borrowings	**(847)**	(626)
(1,399)	Long-term borrowings	**(1,509)**	(1,328)
(1,637)		**(2,003)**	(1,504)

Movements in cash and net borrowings in the period were as follows:

	Total net borrowings £m	Net cash £m	Liquid resources £m	Borrowings £m
At 30 December 2001	1,637	(107)	(323)	2,067
Cash flow for the period	356	13	68	275
Assumed on acquisition	23	(2)	–	25
Accretion of interest	2	–	–	2
Exchange rate adjustments	(15)	(3)	1	(13)
At 16 June 2002	**2,003**	**(99)**	**(254)**	**2,356**

Clamato is a light and refreshing zesty drink with a blend of tomatoes, onions, celery, spices and a dash of clam.


CLAMATO
DELICIOUSLY ZESTY
Tomato Cocktail

8 Acquisitions

During the first half of 2002, acquisitions included Kent (a sugar confectionery company in Turkey), Squirt (a Mexican beverage brand) and Nantucket Allserve Inc. (a US beverage company). The Group also purchased 39% of the shares of Cadbury India which means the Group now owns 90% of Cadbury India, and increased the Group's holding in Cadbury Nigeria by 6% to 46%. Total acquisition spend in the period was £275m.

During the first half of 2001, acquisitions included Slush Puppie, Carteret (a US beverages operation), Spring Valley (a juice brand in Australia) and Mantecol (an Argentinian confectionery brand). Total acquisition spend in the period was £48m. In addition, the cost of the final instalment of USD 200m for the tax benefits from Snapple Beverage Group, a 2000 acquisition, was paid.

9 US GAAP

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles ("GAAP") applicable in the UK, which differ from those applicable in the US. Key figures under US GAAP and a reconciliation of net income are summarised below:

Year 2001 £m		Half Year 2002 £m	Half Year 2001 £m
	Key figures under US GAAP		
493	**Reported net income (as below)**	**255**	170
3,630	**Shareholders' equity**	**3,756**	3,562
542	**Net income for Ordinary Shareholders per UK GAAP**	**226**	201
	US GAAP adjustments:		
(109)	Goodwill/intangibles	**25**	(51)
29	Accounting for derivatives	**7**	4
9	Pensions	**4**	3
3	Other items	**(1)**	–
(11)	Taxation on above adjustments	**(3)**	(2)
15	Deferred taxation	**(3)**	–
478	**Net income from continuing operations before changes in accounting principles**	**255**	155
15	Cumulative effect on prior years (to 31 December 2000) of implementation of SFAS133, net of tax	**–**	15
493	**Reported net income from continuing operations per US GAAP**	**255**	170
145	Add back of amounts relating to goodwill and indefinite life intangibles amortisation on implementation of SFAS142, net of tax	**–**	66
638	**Adjusted net income, presented on a comparable basis, after the impact of implementation of SFAS142**	**255**	236
	Total earnings per ADS (before cumulative effect of accounting changes)		
0.95	Basic	**0.51**	0.31
0.94	Diluted	**0.51**	0.31
	Total earnings per ADS (after cumulative effect of SFAS133)		
0.98	Basic	**0.51**	0.34
0.97	Diluted	**0.51**	0.34
	Total earnings per ADS (presented on a comparable basis after effect of SFAS142)		
1.27	Basic	**0.51**	0.47
1.26	Diluted	**0.51**	0.47

Shareholder Information


La Casera

La Casera is a highly refreshing Spanish soft drink, acquired in 2001.

Financial Calendar for Interim Dividend 2002

Announcement of results	17 July
Ex-dividend date	24 July
Record date	26 July
Dividend payment date	18 October

Cadbury World

The Company has offered shareholders free entry, for up to two adults and three children, to Cadbury World in Bournville. A voucher was sent to each first named registered shareholder on the register as at 12 July 2002. The voucher expires on 30 December 2002. Shareholders holding shares in a nominee account are also eligible, but must request the voucher through their nominee account manager who will write to the Group Secretariat department at the Company on their behalf. For details about Cadbury World, visit their website at www.cadburyworld.co.uk or telephone 0121 451 4180.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan ("DRIP") is in operation. The DRIP enables shareholders to apply the whole of their cash dividends to buy additional ordinary shares in the Company in the market at competitive dealing rates. Completed Application Forms for the DRIP, to apply to the interim dividend 2002, must be returned to the Registrars by 27 September 2002.

Low Cost Share Dealing Service

A Low Cost Share Dealing Service has been set up by Hoare Govett Ltd, 250 Bishopsgate, London EC2M 4AA. Telephone: 020 7678 8300. This enables investors to buy or sell certificated shareholdings in a simple and economic manner. It is a postal service, with a basic commission of 1% of the value of the transaction and a minimum charge of £10. Transactions are executed and settled by Pershing Securities Ltd.

ShareGift

Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrars.

Further information is available at www.sharegift.org or from The Orr Mackintosh Foundation, 24 Grosvenor Gardens, London SW1W ODH. Telephone: 020 7337 0501.

Registrars

Shareholder records are maintained by Lloyds TSB Registrars. Enquiries and changes to details (name, address, dividend mandate) should be addressed to the Registrar, Cadbury Schweppes plc, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, UK.
Telephone: 0870 600 3959/(44) 870 600 3959. Shareholders should quote their reference number, which starts with 0303, as detailed on the dividend tax voucher.

Information about the Registrars is available at www.lloydstsb-registrars.co.uk and up-to-date information about current holdings on the Register is also available at www.shareview.co.uk, shareholders will need their reference number, as detailed above, to gain access.

SnowFlake: the new delicious crumbly white chocolate Flake from Cadbury Trebor Bassett.


Snow Flake
Snow Flake

American Depositary Shares

Cadbury Schweppes American Depositary Shares ("ADS") are quoted on the New York Stock Exchange. The ticker symbol is CSG. One ADS represents four ordinary shares.

The ADS Depositary is JPMorgan Chase Bank, ADR Service Centre, PO Box 43013 Providence, RI 02940-3013, USA. Telephone: (781) 575 4328, (www.adr.com).

Details of the Global Invest Direct Program can be obtained from JPMorgan Chase Bank at the address on page 15 or by telephoning Freephone: # 1 800 428 4237 (US only). For calls outside the US telephone: 1 781 575 4328.

Dividend Payments Directly into Bank/Building Society Accounts

Dividends for shareholders are paid through BACS and can be paid directly into a UK bank or building society account with the tax voucher sent direct to the shareholder's registered address. Shareholders who were registered on the Australian Register, when it closed on 29 September 2000, will continue to receive their dividends in Australian dollars, unless they have notified Lloyds TSB Registrars that they wish to receive dividends in sterling. Dividends in Australian dollars can be paid directly into an Australian bank or building society account.

A dividend mandate form, which can be used in both the UK and Australia, is available from Lloyds TSB Registrars or from its website: www.shareview.co.uk under the Frequently Asked Questions section.

Enquiries

For enquiries: (a) regarding shareholdings that are not appropriate for either the Registrars or the ADS Depositary, please contact the Secretary; and/or (b) of a general nature regarding the Company and for Investor Relations enquiries, please contact Corporate Communications; both at the Registered Office, details of which are given below.

Registered Office and Group Headquarters

25 Berkeley Square
London W1J 6HB
UK
Telephone: 020 7409 1313/(44) 20 7409 1313

Registered in England and Wales No. 52457

US consumers can now experience the great Hawaiian Punch taste they have loved for over 60 years in a range of candy.


HAWAIIAN PUNCH
Fruit Juicy Red
20 g
POP
SUÇON

www.cadburyschweppes.com
www.cadburyschweppes.com/investor

The Company's commitment to environmental issues has been reflected in the production and despatch of this Interim Report.

The paper is Mega matt manufactured in Germany. It is a coated paper which has Nordic Swan environmental accreditation. It comprises 50% totally chlorine-free pulps from plantation forests and 50% recycled and de-inked fibres from pre- and post-consumer waste, without using chlorine in the de-inking process.

With the exception of the gold metallic ink on the cover, the inks are all soya based. The polywrap in which this Report has been despatched to shareholders is totally recyclable.

Photography: Directors: Marcus Lyon
Product: Chris Knaggs

Designed by Addison
Typeset by Asset Graphics
Printed in England by St Ives Westerham Press


Choose happiness. Choose Cadbury.


YUM

www.cadburyschweppes.com
www.cadburyschweppes.com/investor